Exhibit 99.1

Eco Wave Power and Ocean Power Technologies Announce Collaboration to Propel Wave Energy to the Next Level

13/01/2022- Stockholm, Sweden and Monroe Township, NJ USA - Eco Wave Power Global AB (publ) (Nasdaq First North: ECOWVE and Nasdaq US: WAVE) (“Eco Wave Power”) and Ocean Power Technologies, Inc. (NYSE American: OPTT) (“OPT”), two publicly traded wave energy companies, announced today they are working to utilize their complementary technologies and skills to accelerate wave energy projects pursuant to an agreement previously signed.

The companies will work together on several fronts, including knowledge sharing, joint grant submissions, and collaborative assistance in entry to new markets. In addition, joint solutions can be developed utilizing each company’s respective offshore and onshore technologies and leveraging OPT’s offshore engineering and newly acquired robotics capabilities in Eco Wave Power’s applicable projects.

Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power, stated: “This is an exciting time for the wave energy industry, when two complementary offshore and onshore technologies decide to work together by combining their resources and expertise to enhance the global implementation of projects utilizing their technologies. I believe this collaboration will open the door to cross-industry knowledge sharing, as we understand that we are working towards the same goal. Our goal is to create positive impact by adding wave energy to the global renewable energy mix to address climate change.”

Philipp Stratmann, President and Chief Executive Officer of OPT, stated: “OPT strives to be a leading provider of offshore data and power solutions and is constantly innovating to achieve this goal.  We welcome the chance to incorporate our offshore engineering, deployment, and strategic consulting services with clean and complementary technologies. OPT’s knowledge and understanding of the offshore environment combined with Eco Wave Power’s track record of near-shore wave energy conversion (WEC) installations present opportunities to unlock the power in waves.”

About Ocean Power Technologies

OPT provides intelligent maritime solutions and services that enable safer, cleaner, and more productive ocean operations for the defense and security, oil and gas, science and research, and offshore wind markets. Our PowerBuoy® platforms provide clean and reliable electric power and real-time data communications for remote maritime and subsea applications. We also provide WAM-V® autonomous surface vessels (ASVs) and marine robotics services through our wholly owned subsidiary Marine Advanced Robotics. We are headquartered in Monroe Township, New Jersey, and have offices in Houston, Texas, and Richmond, California. To learn more, visit www.OceanPowerTechnologies.com.

Ocean Power Technologies

Media Relations

MediaRelations@oceanpowertech.com

1-609-730-0400 x402

About Eco Wave Power Global AB (publ)

Eco Wave Power  is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power and OPT are using forward-looking statements when they discuss the potential to accelerate wave energy projects, the areas in which the companies expect to work together, and that the collaboration agreement will open the door to cross-industry knowledge sharing and create opportunities. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and OPT and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power and OPT undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.